Item 1

ICICI Limited

Unaudited Consolidated Financial Statements

Prepared in accordance with US GAAP
Periods ended June 30, 2001 and June 30, 2000




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ICICI  Limited and Subsidiaries

Unaudited Consolidated financial statements

For the periods ended June 30, 2001 and June 30, 2000



Contents                                                                    Page


Unaudited consolidated balance sheets                                         2

Unaudited consolidated statements of income                                   3

Notes to the consolidated financial statements                                5



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ICICI Limited and subsidiaries
Consolidated balance sheets
                                           Rupees in millions, except share data
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                                                          At June 30,
--------------------------------------------------------------------------------
                                                  2000                  2001
                                                  ----                  ----
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Assets
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Cash and cash equivalents                        16,844                21,525
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Trading account assets                           29,126                15,821
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Securities
--------------------------------------------------------------------------------
   Available for sale                             8,145                10,417
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   Held to maturity                               1,162                 1,172
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   Non-readily marketable equity securities       5,019                 8,014
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   Venture capital investments                      628                 4,460
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Investments in affiliates                         7,514                 7,921
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Loans, net of allowance for loan losses,
  security deposits and unearned income         535,181               622,878
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Customers' liability on acceptances               3,358                 3,323
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Property and equipment, net                      10,724                12,462
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Assets held for sale                                  -                   849
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Intangible assets, net                              514                 1,842
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Deferred tax assets                                  42                 4,464
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Interest and fees receivable                     14,781                13,851
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Other assets                                     23,851                25,106
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Total assets                                    656,889               754,105
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Liabilities
--------------------------------------------------------------------------------

Deposits
--------------------------------------------------------------------------------
   Interest-bearing                               1,475                 5,950
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   Non-interest-bearing                               -                     -
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Trading account liabilities                      17,578                15,692
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Short-term borrowings                            86,734                73,195
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Bank acceptances outstanding                      3,358                 3,323
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Long-term debt                                  425,961               523,395
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Other liabilities                                39,424                43,972
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Deferred credit, net                              1,580                     -
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Taxes and dividends payable                       8,156                11,757
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Deferred tax liabilities                             42                   818
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Redeemable preferred stock                          735                   716
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Total liabilities                               585,043               678,818
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Minority interest                                     2                   484
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Stockholders' equity
--------------------------------------------------------------------------------
Common stock at Rs. 10 par value: 1,600,000,000
  shares authorized as of June 30, 2000 and 2001;
  Issued and outstanding 785,311,548 and
  785,345,448 shares as of June 30, 2000 and
  2001, respectively                              7,845                 7,848
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Additional paid-in capital                       37,429                38,112
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Retained earnings                                29,873                33,215
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Deferred stock compensation                         (25)                  (23)
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Accumulated other comprehensive income           (3,278)               (4,349)
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Total stockholders' equity                       71,844                74,803
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total liabilities and stockholders' equity      656,889               754,105
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See accompanying notes to the consolidated financial statements.


                                       2
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ICICI Limited and subsidiaries
Consolidated statements of income

                                           Rupees in millions, except share data
--------------------------------------------------------------------------------
                                                    Quarter ended June 30,
--------------------------------------------------------------------------------
                                                  2000                  2001
                                                  ----                  ----
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Interest income
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Interest and fees on loans                       18,555                19,949
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Interest and dividends on securities                270                   134
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Interest and dividends on trading account assets    832                   733
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Interest on balances and deposits with banks         32                   146
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Other interest income                                75                    33
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Total interest income                            19,764                20,995
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Interest expense
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Interest on deposits                                 88                   187
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Interest on long-term debt                       13,404                15,358
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Interest on short-term borrowings                 2,056                 2,178
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Interest on trading account liabilities             362                   310
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Other interest                                        1                    11
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Total interest expense                           15,911                18,044
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Net interest income                               3,853                 2,951
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Provision for loan losses                         1,293                   927
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Net interest income after provision for loan
  losses                                          2,560                 2,024
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Non-interest income
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Fees, commission and brokerage                    1,238                 1,789
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Trading account revenue                             123                   997
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Securities transactions                            (408)                 (650)
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Gain on sale of stock of subsidiaries/affiliates      -                    57
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Foreign exchange income/(loss                       122                  (140)
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Software development and services                     -                   431
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Gain/(loss) on sale of property and equipment         -                    16
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Rent                                                 58                    76
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Other non- interest income                          140                   126
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Total non-interest income                         1,273                 2,702
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Non-interest expense
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Salaries and employee benefits                      478                   785
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General and administrative expenses                 838                   905
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Amortization of intangible assets                    47                     -
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Total non-interest expense                        1,363                 1,690
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Equity in earning/(loss) of affiliates              278                   275
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Minority interest                                     -                    27
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Income before income taxes                        2,748                 3,338
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Income tax expense                                  437                   831
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Income before extraordinary items and cumulative
  effect of accounting                            2,311                 2,507
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Extraordinary gain, net of tax                        -                     -
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Cumulative effect of accounting principle,
  net of tax                                          -                 1,265
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Net income                                        2,311                 3,772
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                                       3

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ICICI Limited and subsidiaries
Consolidated statements of income

                                           Rupees in millions, except share data
--------------------------------------------------------------------------------
                                                    Quarter ended June 30,
--------------------------------------------------------------------------------
                                                  2000                  2001
                                                  ----                  ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Reported Net Income.                              2,311                 3,772
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Add: Goodwill amortization                           47                     -
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Adjusted net income                               2,358                 3,772
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Earnings per equity share (Rs.)
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--------------------------------------------------------------------------------
Basic
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Reported net income                                2.94                  4.81
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Goodwill amortization                              0.06                     -
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Adjusted net income                                3.00                  4.81
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--------------------------------------------------------------------------------
Diluted
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Reported net income                                2.93                  4.80
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Goodwill amortization                              0.06                     -
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Adjusted net income                                2.99                  4.80
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Weighted average number of equity shares used in computing earnings per equity share (millions)
--------------------------------------------------------------------------------
Basic                                               785                   785
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Diluted                                             785                   785
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See accompanying notes to the consolidated financial statements.


                                       5


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ICICI Limited and subsidiaries

Notes to the consolidated financial statements

Basis of preparation

The accounting and reporting policies of ICICI used in the preparation of these consolidated financial statements reflect general industry practices and conform to generally accepted accounting principles in the United States (US
GAAP).
The preparation of consolidated financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported income and expense for the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

Impact of recently issued accounting standards

Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for ICICI from April 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. A number of the derivatives entered into by the Company do not qualify as hedges under SFAS 133 and accordingly have been recorded at fair value with the changes accounted for in earnings. The initial transition adjustments required to adopt SFAS 133 resulted in no income statement impact but resulted in the adjustment in the carrying values of assets and liabilities to the extent of Rs. 706 million.

In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement
142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Company is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001. The Company has opted to adopt the provisions of Statement 142 effective April 1, 2001.


                                       5
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Statement 141 requires that upon adoption of Statement 142, the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments in the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company is required to test the intangible asset for impairment in accordance with the provisions of Statement 142 in the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. Upon adoption, the Company did not have any reclassification adjustment, amortization period adjustment or impairment loss on intangible assets.

In connection with the transitional goodwill impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company has identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings. The Company is in the process of performing the first step of the transitional impairment test.

Any unamortized negative goodwill existing at the date Statement 142 is adopted must be written off as a cumulative effect of a change in accounting principle. Upon adoption, the Company has written off unamortized negative goodwill of Rs 1,265 million as a cumulative effect of a change in accounting principle.

Deferred Taxation

The balance sheet includes the deferred tax asset arising out of 'other than temporary' diminution on investments charged to the income statement in prior years. Inclusion of such asset has a positive impact of Rs. 817 million on stockholders' equity at March 31, 2001. This change has been incorporated in Form 20-F as a correction of the financial statements for the financial year 2001, filed with the Securities Exchange Commission.

END